Sonny W. Allison

PHONE:	(303) 291-2314

FAX:	(303) 291-2414

EMAIL:	SAllison@perkinscoie.com

September 8, 2010

VIA EDGAR FILING AND OVERNIGHT DELIVERY

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	CAI International, Inc.
Amendment No. 1 to Registration Statement on Form S-3, File No. 333-168480

Dear Mr. Ingram:

On behalf of CAI International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) in regard to the Company’s Registration Statement on Form S-3 as set forth in your comment letter dated August 26, 2010 (the “Comment Letter”). We have enclosed for your reference two courtesy copies of Amendment No. 1 to the Registration Statement (the “Amendment”) in a clean version and two copies of the Amendment in a version marked to show changes from the version of the Registration Statement filed with the Commission on August 2, 2010.

The responses set forth herein are based on information provided to this firm by the Company and/or the selling stockholders. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below. The page number references refer to the page numbers in the Amendment.

Selling Shareholders, page 7

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 8, 2010

1.	Please disclose whether the any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale.

If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

•	that the selling shareholders purchased in the ordinary course of business; and

•	that at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters.

RESPONSE: We have revised the document accordingly to indicate that no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Description of Securities, page 8

2.	Please include descriptions of the debt securities, convertible debt securities, and warrants in this section. See Item 202 of Regulation S-K. Please also include a description of the terms and covenants for all relevant indentures.

RESPONSE: We have complied with the Staff’s request.

Plan of Distribution, page 11

3.	Please revise to clarify that the selling shareholders may be underwriters.

RESPONSE: We have revised the document accordingly to indicate that the selling stockholders may be deemed to be underwriters pursuant to the Securities Act of 1933.

Incorporation of Certain Information by Reference, page 13

4.	Please update your list of documents incorporated by reference to include your more recently filed Exchange Act filings.

RESPONSE: We have complied with the Staff’s request.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 8, 2010

Exhibit Index, page II-2

5.	We note that you plan to file Exhibits 25.1 and 25.2, Statement of Eligibility of Trustee on Form T-1, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-1 under the electronic form type 305B2. See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 220.01), available in the Corporation Finance section of our website.

RESPONSE: The Staff’s comment is duly noted.

Undertakings, page II-3

6.	It appears that you have included undertakings that are not applicable to your offerings. Please advise or revise accordingly.

RESPONSE: We have revised the document accordingly to remove old undertaking (d) which applies only to offerings pursuant to Rule 430(A).

Exhibit 4.2 – form of Senior Debt Indenture

Exhibit 4.3 – Form of Subordinated Debt Indenture

7.	Please add a cross-reference sheet to each indenture showing the location in the indenture of the provisions inserted pursuant to sections 310 through 318(a) inclusive of the Trust Indenture Act of 1939. Please refer to Item 601(b)(4)(iv)(B) of Regulation S-K.

RESPONSE: We have complied with the Staff’s request.

8.	We note that the Form of Senior Debt Indenture and the Form of Subordinated Debt Indenture do not appear to contain provisions for convertible debt securities. Since the registration statement contemplates the possible issuance of convertible debt securities, please either tell us why the indentures lack provisions related to convertible debt securities or revise the indentures accordingly.

RESPONSE: The omission of references to convertible debt securities was inadvertent, and the Company thanks the Staff for pointing out the omissions. We have revised the exhibits to include such references.

Exhibit 5.1 – Legal Opinion of Perkins Coie LLP

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 8, 2010

9.	In the first full paragraph on page 2, we note counsel’s statement that “(a) any Debt Securities will be issued in one or more series pursuant to an applicable debt indenture . . . in a form that either has been filed as an exhibit to the Registration Statement or will be filed as an exhibit to a post-effective amendment to the Registration Statement or incorporated by reference therein” and counsel’s use of similar language when discussing the convertible debt securities. Please note that the indenture covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 201.02), available in the Corporation Finance section of our website. Please arrange for counsel to revise its opinion accordingly.

RESPONSE: We have revised the opinion to remove the language “in a form that either has been filed as an exhibit to the Registration Statement or will be filed as an exhibit to a post-effective amendment to the Registration Statement or incorporated by reference therein” with respect to all debt securities. For clarity, the language was meant to address the “open ended” indenture concept set forth in Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 201.04), which permits filing a supplemental indenture with an automatically effective, exhibits only, post-effective amendment pursuant to Rule 462(d).

10.	Please provide an opinion of counsel regarding the legality of the warrants being registered.

RESPONSE: We have complied with the Staff’s request.

11.	On page 5, we note that counsel has limited the state law aspect of its opinion to the General Corporation Law of the State of Delaware. Please either confirm that in doing so counsel also means all Delaware statutes and Delaware court decisions that affect the interpretation of the General Corporation Law or have counsel revise the scope of the opinion to include these additional sources of applicable Delaware law.

RESPONSE: We confirm that an opinion as to the General Corporation Law of the State of Delaware also means all Delaware statutes and Delaware court decisions that affect the interpretation of the General Corporation Law.

12.	Please provide an opinion of counsel under New York law with respect to the debt securities, as the indentures are governed by New York law.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 8, 2010

RESPONSE: We have complied with the Staff’s request. In connection with such revision, we have also revised the opinions to delete any reference to enforceability, since Regulation S-K Item 601(b)(5) only requires an opinion that debt securities will be binding obligations of the registrant.

13.	We note counsel’s statement on page 5 that “[t]his opinion letter is rendered solely to for your benefit in connection with the offer and sale of the Securities and may not be relied upon, quoted or used by any other person or entity for any other purpose without our prior written consent.” Please note that all investors are entitled to rely on the opinion expressed by counsel and that this limitation to CAI International, Inc. as the addressee is not appropriate. Please advise or otherwise revise the opinion to remove any limitations on investor reliance.

RESPONSE: We have revised the opinion to delete such reference.

14.	Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

RESPONSE: We confirm such understanding.

15.	We note that the legal opinion is limited by date and does not speak through the date of effectiveness. Counsel should revise the opinion to remove the date qualification or be advised that, if circumstances require, we may request that counsel file an opinion dated in closer proximity to the date and time of effectiveness.

RESPONSE: We have revised the opinion to remove the date qualification.

The Company specifically waives the provisions of Section 8(a) of the Securities Act of 1933, as amended, (the “Securities Act”) concerning the effective date of the Registration Statement. As a point of reference, however, we wish to advise you on behalf of the Company that the Company will be requesting acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, as amended, as soon as practicable after any comments of the Staff concerning the disclosure set forth in the Registration Statement have been satisfied. Pursuant to Rule 461 under the Securities Act, such requests may be made either in writing or

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 8, 2010

orally. If the requests are made orally, we advise you that the Company is aware of its obligations under the Securities Act in connection with requests for acceleration.

If you have any further comments or questions regarding this letter, please contact me at (303) 291-2314.

Very truly yours,

/s/ Sonny W. Allison

Sonny W. Allison

cc:	Jessica Kane, U.S. Securities and Exchange Commission

Masaaki Nishibori, CAI International, Inc.

Victor M. Garcia, CAI International, Inc.

Nadine Teixeira, CAI International, Inc.

Edward J. Wes, Jr., Perkins Coie LLP